SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: November 8, 2004

Directors Report
At September 30, 2004

RoboGroup T.E.K. Limited

Directors’ Report
for the Nine-Month Period Ended September 30, 2004

We are pleased to present the directors’ report on the financial condition of our company for the nine-month period ended September 30, 2004.

1.	RoboGroup T.E.K. Limited and Its Business Environment

RoboGroup T.E.K Ltd. (“RoboGroup”) and its subsidiaries will be referred to in this report as “the Company”.

The Company operates through three business sectors.

—	The first sector focuses on the Company’s traditional business activities – the education field. This sector includes the Company’s research and development departments, the operations department, and the marketing and sales department that handles the sale of the Company’s products and products manufactured by third parties to the training and education markets in Israel and around the world.

—	The second sector includes the operations of YET, the Company’s 50% owned subsidiary. YET is engaged in the development, manufacturing, and marketing of motion control products for the industrial market.

—	The third sector that is in limited operation includes the activities of both MemCall Ltd. and MemCall LLC (together “MemCall”). MemCall is developing new technology designed to shorten the length of time required to locate and retrieve information in computer and communications networks.

The Education Sector

In July 2004, the Company signed an agreement with Yaskawa Electric Corporation (“YEC”), a Japanese corporation that holds a 50% stake in YET, to supply an e-learning system, as well as custom e-learning content. The sales price for the e-learning system and content is US$ 750 thousand. During the third quarter of 2004 revenues of US $288 thousand were recognized from this project. We expect to complete the project within the next quarters.

During the third quarter of 2004 the educational sector started implementing the cost-cutting plan that was decided upon in the second quarter of 2004.

YET

During the third quarter of 2004 YET supplied YEC with development services having a total value of US $588 thousand.

YET has continued its investment in the development of sales and marketing channels in Europe and the USA. YET’s fully owned subsidiary, YET US Inc., continued its operations to distribute YET’s products in the US market. YET has entered into distribution agreements with multiple distributors in order to distribute its products across the United States. During the third quarter YET entered into an agreement with an American client for the purchase of YET products having a value of US $350 thousand over a two-year period. In addition, operations with the European partner continued to produce sales of YET products in Europe. YET sold products having a total value of US $660 thousand during this quarter. The majority of the sales were of YET’s products, both within Israel and globally. The remaining sales were of YEC’s products in the Israeli market.

RoboGroup T.E.K. Limited

In July 2004, YET’s Board of Directors approved a dividend distribution of US $800 thousand to its two shareholders. RoboGroup received approximately US $400 thousand in the dividend distribution in July 2004.

MemCall

In December 2003, RoboGroup’s Board of Directors decided to reduce its continued investment in MemCall, after realizing that negotiations with potential strategic partners (manufacturers and marketers in the global silicon market) were not leading to binding contracts.

In accordance with that decision, during the first and second quarters of 2004 MemCall released most of its employees. It is continuing its activity on a limited basis while examining alternative means to implement solutions required by potential customers without investing in the development of a full custom chip.

Equity Distribution Agreement

In June 2004, RoboGroup has signed a Standby Equity Distribution Agreement (the”Agreement”) that allows it, at its discretion, to issue shares up to a maximum value of US$5.5 million to Cornell Capital Partners LP (“Cornell”).

Under the terms of the Agreement, RoboGroup may, at its discretion, issue shares to Cornell at any time over the next two years. The maximum aggregate amount of the equity placements pursuant to the agreement is US$5.5 million. Subject to this limitation, RoboGroup may draw down up to US$250,000 per week. The facility may be used in whole or in part, entirely at RoboGroup’s discretion. RoboGroup is not committed, under the Agreement, to make any sales or to any minimum amount. The shares will be issued to Cornell at the market price as of the date of the issuance and in accordance with the terms of the Agreement.

In August 2004 Robogroup’s shareholders approved the Agreement and in September 2004 a registration statement covering the resale of the ordinary shares to be issued was declared effective by the United States Securities and Exchange Commission. No shares have been issued to date.

Backlog of Orders

The Company’s backlog of orders at September 30, 2004 was NIS 12.8 million compared to approximately NIS 8.2 million at December 31, 2003.

2.	The Financial Position of the Company

a.	At September 30, 2004 the Company had assets of approximately NIS 74.2 million, compared to assets of approximately NIS 83.8 million at December 31, 2003. The principal reason for the decrease was a decline of approximately NIS 7.8 million in cash and cash equivalents.

b.	The Company’s equity was approximately NIS 24.2 million as of September 30, 2004, compared to approximately NIS 30.4 million as of December 31, 2003. The decrease in equity is a result of a net loss of approximately NIS 6.4 million in the nine months ended September 30, 2004.

RoboGroup T.E.K. Limited

3.	Operating Results

Revenues

The Company’s revenues for the third quarter of 2004 amounted to approximately NIS 14 million, compared to approximately NIS 18 million in the corresponding period last year.

The Company’s revenues for the nine months ended September 30, 2004 amounted to approximately NIS 41.7 million, compared to approximately NIS 44.9 million in the corresponding period last year.

The approximately NIS 4 million decrease in revenues in the third quarter of 2004 compared to the corresponding period in 2003, was primarily attributable to a decrease in revenues of the educational sector, which was offset in part by an increase in YET’s revenues.

Gross Profit

The Company’s gross profit for the third quarter of 2004 was approximately NIS 6.6 million (47% of total revenues), compared to approximately NIS 8.4 million (47% of total revenues) in the corresponding period last year.

The Company’s gross profit for the nine months ended September 30, 2004 was approximately NIS 18.6 million (45% of total revenues), compared to approximately NIS 20.3 million (45% of total revenues) in the corresponding period last year.

The decrease in the Company’s gross profit compared to the corresponding period in 2003 was primarily a result of decreased sales.

Research and Development Expenses

Research and development expenses, net, for the third quarter of 2004 were approximately NIS 1.7 million compared to approximately NIS 2.6 million in the corresponding period last year.

Research and development expenses, net, for the nine months ended September 30, 2004 were approximately NIS 6 million compared to approximately NIS 9.3 million in the corresponding period last year.

The decrease in research and development expenses, net, was due primarily to significant cutbacks in research and development expenses by MemCall and lower research and development expenses by the educational sector compared to the corresponding period last year.

Marketing and Sales Expenses

Marketing and sales expenses for the third quarter of 2004 were approximately NIS 3.1 million compared to approximately NIS 3.1 million in the corresponding period last year.

Marketing and sales expenses for the nine months ended September 30, 2004 were approximately NIS 10.2 million compared to approximately NIS 9.7 million in the corresponding period last year.

The increase in marketing and sales expenses for the nine months ended September 30, 2004 was mainly due to an increase in YET’s marketing and sales expenses, and was partially offset by a decrease in the educational sector’s marketing and sales expenses.

RoboGroup T.E.K. Limited

General and Administration Expenses

General and administrative expenses for the third quarter of 2004 were approximately NIS 2.3 million compared to approximately NIS 4 million in the corresponding period last year.

General and administrative expenses for the nine months ended September 30, 2004 were approximately NIS 7.3 million compared to approximately NIS 11.3 million in the corresponding period last year.

The decrease in general and administrative expenses was due primarily to lower general and administrative expenses in the educational sector and a significant cutback in MemCall.

Operating Loss

The Company’s operating loss for the third quarter of 2004 was approximately NIS 0.5 million compared to approximately NIS 1.3 million in the corresponding period last year.

The Company’s operating loss for the nine months ended September 30, 2004 was approximately NIS 4.8 million compared to approximately NIS 10 million in the corresponding period last year.

Financial Expenses, net

Financial expenses, net for the third quarter of 2004 were approximately NIS 0.3 million compared to approximately NIS 1.2 million in the corresponding period last year.

Financial expenses, net for the nine months ended September 30, 2004 were approximately NIS 1.3 million compared to approximately NIS 3.2 million in the corresponding period last year.

The decrease in financial expenses, net was mainly due to a decrease in exchange rate differences.

Other Income, net

The Company’s other income in the third quarter of 2004 amounted to approximately NIS 0.2 million compared to other income of approximately NIS 0.4 million in the corresponding period last year.

Net Loss

The Company’s net loss for the third quarter of 2004 was approximately NIS 0.6 million compared to a net loss of approximately NIS 2.1 million in the corresponding period last year.

The Company’s net loss for the nine months ended September 30, 2004 was approximately NIS 6.4 million compared to a net loss of approximately NIS 11.7 million in the corresponding period last year.

RoboGroup T.E.K. Limited

4.	Liquidity

a.	The balance of cash and cash equivalents as at September 30, 2004 was approximately NIS 7.1 million compared to approximately NIS 14.9 million at December 31, 2003.

b.	Cash Flow from Operating Activities:

In the first nine months of 2004 the Company had a negative cash flow from operating activities of approximately NIS 7.6 million compared to a negative cash flow of approximately NIS 7.7 million in the corresponding period last year.

c.	Cash Flow from Investment Activities:

In the first nine months of 2004 the Company purchased fixed assets of approximately NIS 0.9 million compared to NIS 0.7 million in the corresponding period last year.

d.	Cash Flow from Financing Activities:

In the first nine months of 2004 the Company had a surplus from financing activities of approximately NIS 0.1 million compared to a surplus of approximately NIS 1.2 million in the corresponding period last year.

5.	Sources of Financing

a.	The Company had working capital of approximately NIS 4.3 million at September 30, 2004. The current ratio at September 30, 2004 was 1.13 compared with 1.23 at December 31, 2003. The quick ratio at September 30, 2004 was 0.74 compared with 0.85 at December 31, 2003.

b.	The Company’s shareholders’ equity at September 30, 2004 was approximately NIS 24.2 million, representing approximately 33% of its total balance sheet assets compared to NIS 30.4 million and 36% respectively at December 31, 2003.

c.	The average amount of credit granted to customers during the first nine months of 2004 was approximately NIS 13.4 million and the average amount of credit received from suppliers and providers of services was approximately NIS 5.5 million compared to NIS 16.4 million and NIS 7 million respectively at December 31, 2003.

d.	The average amount of short term credit from banking institutions during the first nine months of 2004 was approximately NIS 15.8 million compared to approximately NIS 14.3 million in the corresponding period last year.

e.	The average amount of long term credit from banking institutions during the first nine months of 2004 was approximately NIS 17.6 million compared to approximately NIS 19.2 million in the corresponding period last year.

6.	Exposure to Market Risks and Their Management

No significant changes occurred during the period covered by this report in the area of the Company’s exposure to market risks and their management relative to the Company’s report on this issue in the Director’s report from June 30, 2004.

RoboGroup T.E.K. Limited

Linked Balances

	September 30, 2004							December 31,2003
Consolidated	Linked to foreign currency (*)	Linked to Japanese Yen	Linked to Swiss Frank	Linked to CPI	Unlinked	Autonomous Unit & Non-monetary items	Total	Linked to foreign currency (*)	Linked to Japanese Yen	Linked to Swiss Frank	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K) Unedited, Reported amounts**							NIS (K) Audited, adjusted to December 2003

Assets:
Cash and cash equivalents	4,966	-	-	-	1,036	1,052	7,054	13,266	-	-	-	1,304	308	14,878
Trade receivables	5,962	-	-	-	2,537	5,097	13,596	6,076	-	-	-	2,806	4,335	13,217
Other receivables
and debit balances	38	-	-	-	2,709	199	2,946	52	-	-	-	1,934	306	2,292
Inventories	-	-	-	-	-	12,751	12,751	-	-	-	-	-	13,603	13,603
Investments in
other companies	-	-	-	-	-	15	15	-	-	-	-	-	15	15
Fixed assets	-	-	-	-	-	36,821	36,821	-	-	-	-	-	38,233	38,233
Other Assets	-	-	-	-	-	270	270	-	-	-	-	-	428	428
Deferred Taxes	-	-	-	-	-	420	420	-	-	-	-	682	415	1,097
Fund in respect of
employee rights
upon retirement, net	-	-	-	329	-	-	329	-	-	-	81	-	-	81

	10,966	-	-	329	6,282	56,625	74,202	19,394	-	-	81	6,726	57,643	83,844

Liabilities:
Short-term bank credits	721	630	2,491	1,090	7,564	3,261	15,757	1,226	1,112	2,486	1,425	7,447	2,245	15,941
Trade payables	293	172	-	-	3,701	1,367	5,533	412	-	-	-	3,554	1,428	5,394
Other payables and
credit balances	3,564	-	-	-	6,195	1,031	10,790	5,755	-	-	-	8,045	545	14,345
Long-term loans	6,134	5,353	-	6,253	-	-	17,740	5,824	5,280	-	6,412	-	-	17,516
Liability for
termination of
employee/employer relationship, net	-	-	-	207	-	-	207	-	-	-	200	-	-	200

	10,712	6,155	2,491	7,550	17,460	5,659	50,027	13,217	6,392	2,486	8,037	19,046	4,218	53,396

Excess of assets
(liabilities)	254	(6,155)	(2,491)	(7,221)	(11,178)	50,966	24,175	6,177	(6,392)	(2,486)	(7,956)	(12,320)	53,425	30,448

(*)     The foreign currency balances are mainly in US Dollars.

(**)      Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI, as of December 2003.

RoboGroup T.E.K. Limited

7.	External Factors

a.	A substantial slowdown was observed in the last couple of years in the networking market, which is the principal potential market for MemCall’s products. This has brought about a reduction in the potential market and a slower penetration of new technologies and products into the market. The slowdown in the target markets for MemCall’s potential products has had an adverse effect on MemCall’s prospects.

b.	In the educational technology market in the U.S. and in the State of Israel, institutional investments in educational infrastructure has declined as a result of the lack of economic resources made available to educational institutions. The decrease in financial resources available for educational products has brought about a reduction in potential sales.

c.	The economic situation and security concerns in the State of Israel have had a detrimental impact on the Company’s business. Due the security situation partners and customers from abroad have hesitated to visit Israel and to continue developing their businesses in Israel. The recession in Israel and the cutbacks in the education budget have depressed the potential market for the Company’s products in Israel.

Rafael Aravot Chairman of the Board and CEO	Haim Schleifer Director and Joint General Manager

Date of approval of the financial statements: 7 November, 2004

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to , fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

RoboGroup T.E.K. Ltd.

Interim Consolidated Financial Statements
At September 30, 2004

RoboGroup T.E.K. Ltd.
Balance Sheets

	September 30			December, 31
	2004	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the
			Israeli CPI as of
			December 2003
ASSETS
Current assets
Cash and cash equivalents	1,574	7,054	17,698	14,878
Trade receivables	3,033	13,596	13,280	13,217
Other receivables and debit balances	658	2,946	3,268	2,292
Inventories	2,845	12,751	14,353	13,603

	8,110	36,347	48,599	43,990

Long-term investments
Investments in investee and other
companies	3	15	108	15
Funds in respect of employee rights upon
retirement, net	73	329	-	81

	76	344	108	96

Fixed assets	8,215	36,821	39,042	38,233

Deferred taxes	94	420	764	1,097

Other assets	60	270	551	428

	16,555	74,202	89,064	83,844

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Balance Sheets

	September 30			December, 31
	2004	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the
			Israeli CPI as of
			December 2003
LIABILITIES
Current liabilities
Credit from banks	3,516	15,757	16,625	15,941
Trade payables	1,234	5,533	5,645	5,394
Other payables and credit balances	2,407	10,790	11,482	14,345

	7,157	32,080	33,752	35,680

Long-term liabilities
Loans from banks	3,958	17,740	18,002	17,516
Liability for termination of employee/employer
relationship, net	46	207	429	200

	4,004	17,947	18,431	17,716

Shareholders' equity
Share capital	2,544	11,400	11,399	11,399
Capital reserves and premium on shares	9,853	44,159	44,150	44,021
Accumulated deficit	(6,779)	(30,381)	(17,665)	(23,969)
Treasury stock	(224)	(1,003)	(1,003)	(1,003)

	5,394	24,175	36,881	30,448

	16,555	74,202	89,064	83,844

Rafael Aravot Chairman of the Board and CEO	Haim Schleifer Director and Joint General Manager	Hanan Eibushitz Chief Financial Officer

Date of approval of the financial statements: November 7, 2004

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statements of Operations

	For the nine months ended			For the three months ended		Year ended
	September 30			September 30		December, 31
	2004	2004	2003	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003

Revenues	9,300	41,682	44,942	14,001	17,992	56,116
Cost of revenues	5,141	23,044	24,628	7,412	9,557	32,598

Gross profit	4,159	18,638	20,314	6,589	8,435	23,518

Operating expenses
Research and development expenses, net	1,330	5,963	9,324	1,676	2,633	12,651
Marketing and selling expenses	2,271	10,175	9,742	3,108	3,119	12,622
Administrative and general expenses	1,639	7,348	11,278	2,328	3,982	14,569

	5,240	23,486	30,344	7,112	9,734	39,842

Operating loss	(1,081)	(4,848)	(10,030)	(523)	(1,299)	(16,324)
Financial expenses, net	(298)	(1,334)	(3,176)	(259)	(1,192)	(3,783)
Other income, net	150	671	1,533	173	409	2,032

Loss before taxes on income	(1,229)	(5,511)	(11,653)	(609)	(2,082)	(18,075)
Income tax expenses (income)	201	901	36	-	-	(82)

Net loss	(1,430)	(6,412)	(11,689)	(609)	(2,082)	(17,993)

Loss per share ("LPS")	(0.13)	(0.6)	(1.09)	(0.06)	(0.19)	(1.67)

Weighted average number of shares used in
computation of LPS (in thousands)	10,746	10,746	10,744	10,746	10,744	10,744

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statements of Changes in Shareholders’ Equity

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated deficit	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		Reported amounts (*)

For the nine months ended
September 30, 2004 (Unaudited)
Balance as of January 1, 2004	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448
Exercise of options	1,600	1	3	-	-	-	-	4
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	135	-	-	135
Net loss	-	-	-	-	-	-	(6,412)	(6,412)

Balance at September 30, 2004	10,745,631	11,400	42,217	2,260	(318)	(1,003)	(30,381)	24,175

		Adjusted amount for the Israeli CPI as of December 2003

For the nine months ended
September 30, 2003 (Unaudited)
Balance as of January 1, 2003	10,730,831	11,392	42,195	2,260	120	(1,003)	(5,976)	48,988
Exercise of options	13,200	7	19	-	-	-	-	26
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(444)	-	-	(444)
Net loss	-	-	-	-	-	-	(11,689)	(11,689)

Balance at September 30, 2003	10,744,031	11,399	42,214	2,260	(324)	(1,003)	(17,665)	36,881

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statements of Changes in Shareholders’ Equity

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated deficit	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		Reported amounts (*)
For the three months ended
September 30, 2004 (Unaudited)
Balance as of July 1, 2004	10,745,631	11,400	42,217	2,260	(299)	(1,003)	(29,772)	24,803
Exercise of options	-	-	-	-	-	-	-	-
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(19)	-	-	(19)
Net loss	-	-	-	-	-	-	(609)	(609)

Balance at September 30, 2004	10,745,631	11,400	42,217	2,260	(318)	(1,003)	(30,381)	24,175

		Adjusted amount for the Israeli CPI as of December 2003
For the three months ended
September 30, 2003 (Unaudited)
Balance as of July 1, 2003	10,744,031	11,399	42,214	2,260	(630)	(1,003)	(15,583)	38,657
Exercise of options	-	-	-	-	-	-	-	-
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	306	-	-	306
Net loss	-	-	-	-	-	-	(2,082)	(2,082)

Balance at September 30, 2003	10,744,031	11,399	42,214	2,260	(324)	(1,003)	(17,665)	36,881

		Adjusted amount for the Israeli CPI as of December 2003
For the year ended December 31,
2003 (Audited)
Balance at January 1, 2003	10,730,831	11,392	42,195	2,260	120	(1,003)	(5,976)	48,988
Exercise of options	13,200	7	19	-	-	-	-	26
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(573)	-	-	(573)
Net loss	-	-	-	-	-	-	(17,993)	(17,993)

Balance at December 31, 2003	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statements of Cash Flows

	For the nine months ended			For the three months ended		Year ended
	September 30			September 30		December, 31
	2004	2004	2003	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003

Cash flows from operating activities:
Net loss	(1,430)	(6,412)	(11,689)	(609)	(2,082)	(17,993)
Adjustments to reconcile net loss to net
cash provided by (used in) operating
activities (Appendix A):	(252)	(1,129)	4,038	966	4,629	8,776

Net cash provided by (used in) operating
activities	(1,682)	(7,541)	(7,651)	357	2,547	(9,217)

Cash flows from investing activities:
Acquisition of fixed assets	(187)	(840)	(725)	(242)	(59)	(1,075)
Proceeds from sales of fixed assets	156	700	245	162	-	384
Sale of short-term investments, net	-	-	340	-	51	334

Net cash used in investing activities	(31)	(140)	(140)	(80)	(8)	(357)

Cash flows from financing activities:
Increase (decrease) in short term credit
from banks, net	254	1,137	4,147	(261)	(1,413)	3,926
Long-term loans received	4,777	21,414	-	-	-	-
Repayment of long -term loans	(5,066)	(22,704)	(2,974)	(617)	(1,190)	(3,778)
Exercise of options by employees	1	4	26	-	-	26

Net cash provided by (used in) financing
activities	(34)	(149)	1,199	(878)	(2,603)	174

Effect of exchange rate changes on cash
and cash equivalents	1	6	(43)	(1)	73	(55)

Increase (decrease) in cash and cash
equivalents	(1,746)	(7,824)	(6,635)	(602)	9	(9,455)
Cash and cash equivalents at the
beginning of the year	3,320	14,878	24,333	7,656	17,689	24,333

Cash and cash equivalents at the end of
the year	1,574	7,054	17,698	7,054	17,698	14,878

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statements of Cash Flows

Appendix A: Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

	For the nine months ended			For the three months ended		Year ended
	September 30			September 30		December, 31
	2004	2004	2003	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003

Income and expenses not involving
cash flows:
Depreciation and amortization	400	1,795	1,603	650	581	2,597
Gain on sale of fixed assets	(5)	(21)	-	(21)	-	-
Decrease in liability for termination of
employee/employer relationship	(54)	(241)	(558)	(95)	(29)	(869)
Erosion of long term loans	43	193	(116)	(155)	1,323	(259)
Decrease in value of marketable securities	-	-	148	-	-	155
Decrease (increase) in deferred taxes	151	677	(5)	(6)	(4)	444
Other	-	-	(143)	-	-	71

	535	2,403	929	373	1,871	2,139

Changes in assets and liabilities:
Decrease (increase) in trade receivables	(62)	(279)	6,128	1,116	2,151	6,141
Decrease (increase) in other receivables
and debit balances	(145)	(647)	(938)	12	167	(752)
Decrease in inventories	232	1,042	720	42	2,476	1,391
Increase (decrease) in trade payables	31	139	(2,929)	(533)	(1,258)	(3,178)
Increase (decrease) in other payables
and credit balances	(843)	(3,787)	128	(44)	(778)	3,035

	(787)	(3,532)	3,109	593	2,758	6,637

	(252)	(1,129)	4,038	966	4,629	8,776

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NOTE 1 – GENERAL

(a)	These financial statements have been prepared in a condensed format as of September 30, 2004, and for the three and nine months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2003 and for the year then ended.

(b)	These financial statements have been reviewed by the Company’s certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company’s certified public accountants.

(c)	In management’s opinion all necessary adjustments were made in order to present correctly these interim financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described below.

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts:

In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements (“Standard No. 12”). According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard, and accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

1.	Starting point for the preparation of financial statements:

a)	In the past, the Company prepared its financial statements on the basis of the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

b)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

c)	In the financial statements “cost” represents cost in the reported amount (see 2 below).

d)	All comparative data for previous periods are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts: (cont.)

2.	Financial statements in reported amounts:

a)	Definitions:

Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date, plus additions in nominal values after the transition date and less amounts deducted after the transition date. The amounts deducted after the transition date are in historical nominal values, adjusted amounts as of the transition date or in a combination of historical nominal values and adjusted amounts as of the transition date, according to the relevant situation.

b)	Balance sheet:

1)	Non-monetary items are presented in reported amounts.

2)	Monetary items are presented in nominal values as of the balance sheet date.

c)	Statement of operations:

1)	Income and expenses relating to non-monetary items are derived from the change in the reported amount between the opening balance and the closing balance.

2)	Other items in the statement of operations are presented in nominal values.

3.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

As of	Israeli CPI	Exchange rate of one U.S. dollar
	Points	NIS

September 30, 2004	100.6	4.482
September 30, 2003	99.8	4.441
December 31, 2003	99.4	4.379
Change during the period	%	%

Nine months ended September 30, 2004	1.2	2.4
Nine months ended September 30, 2003	(1.48)	(6.2)
Three months ended September 30, 2004	(0.2)	(0.33)
Three months ended September 30, 2003	(1)	3
December 2003 (12 months)	(1.9)	(7.6)

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts: (cont.)

4.	Translation of financial statements of foreign operations (to be added only if relevant):

a)	As stated above, on January 1, 2004, Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates became effective. Standard No. 13 replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were superseded when Accounting Standard No. 12, as described above, became effective.

Standard No. 13 deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the Company.

b)	Foreign operation that is classified as a foreign autonomous entity (“the entity”):

In accordance with Standard No. 13, assets and liabilities, both monetary and non-monetary, of the entity are translated at the closing rate. The components of the statement of operations and of the statement of cash flows of the entity are translated at the exchange rates at the dates of the transactions or at average exchange rates for the period if such exchange rates approximate the actual exchange rates. All exchange rate differences resulting from the translation, as above, are classified as a separate item in shareholders’ equity (“foreign currency translation adjustments for autonomous entities”) until the disposal of the investment.

c.	First time application of Accounting Standard No. 20 “Goodwill’s amortization period”

The company applies accounting standard No. 20, which determines the amortization period of goodwill. The standard states that goodwill will be amortized in a systematic manner over its estimated useful life.

In accordance to the standard the amortization period should be the best-estimated period in which future economic benefits would emanate from the goodwill.

The standard determines that the amortization period should not pass over the limit of 20 years since the initial goodwill recognition date.

The change in the amortization period of goodwill as of January 1, 2004 will be applied as a prospective estimate change (“from here and after”).

The application of the standard did not have significant effect on the company’s statements.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

d.	Taxes on income

1.	Income tax expenses for the three months and nine months periods ended September 30, 2004, include NIS 240 thousand due to a dividend distribution from an approved enterprise’s income of a proportionally consolidated company and NIS 660 thousand due to a reduction in the Company’s deferred taxes as a result of uncertainly of its realization in the foreseeable future.

2.	On June 29, 2004 the Israeli parliament adopted an income tax ordinance amendment.

The amendment determines a gradual reduction in the rate of corporate tax commencing from January 1, 2004. In accordance with the amendment the Company’s nominal tax rate from 2004 has been reduced from 36% to 35%. In addition future reduction will come into effect at the beginning of 2005 (34%), 2006 (32%) and 2007 until a final tax rate of 30% is achieved. The adoption of the amendment did not have significant effect on the Company’s statements.

e.	Disclosure of Effect of New Accounting Standards in the Period Prior to Their Application

On July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, “Taxes on Income”. The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. The Company estimates that the implementation of the Standard will not have a significant effect on the Company’s statements

f.	The financial statements at September 30, 2004, and for the three and nine months then ended have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US Dollar/New Israeli Shekel exchange rate in effect on the said date, i.e. US$ 1 = NIS4.482.

NOTE 3 – COMMITMENTS

On June 22, 2004 the Company entered into a standby equity distribution agreement with Cornell Capital Partners LP (“Cornell”).

According to the agreement, Cornell committed to purchase up to 5.5 million dollars of the Company’s ordinary shares from time to time over the course of twenty-four months after an effective registration of the shares.

The Company is entitled to request an equity investment by Cornell during the contract period, pursuant to which the Company will issue common stock to Cornell. The timing and amounts of the requested purchases shall be at the discretion of the Company. The maximum amount of each purchase shall be 250 thousand dollars and there will be a minimum week between each purchase.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NOTE 3 – COMMITMENTS (cont.)

The market price of shares purchased by Cornell will be the lowest daily volume weighted average price of the common stock during the five consecutive trading days period beginning on the first trading day after the requested purchase date.

Pursuant to the agreement the Company did not obligate to issue common stock to Cornell in a minimum somewhat amount.

Upon the initial purchase of shares and all subsequent purchases, Cornell shall receive a compensation equal to five percent (5%) of the gross proceeds of the purchase, and additional payments as shown hereunder:

1)	Upon and subject to the Company’s shareholders approval and effectiveness of the registration statement from the SEC the Company shall issue Cornell 90 thousand dollars in cash.

2)	The Company shall issue Cornell an additional 111 thousand dollars in cash at the earlier of the following:

A)	The day the Company draws more than 2 million dollars from proceeds of its shares.

B)	The day on which an initial purchase statement will be published after the first anniversary to this agreement.

The agreement states that in any case Cornell can purchase and hold up to 5% of the Company’s ordinary shares.

The agreement was approved by the company’s general assembly on August 11, 2004.

In September 2004 the American Security Stock Exchange (SEC) validated the registration of the proposed stocks for trade (Form F-2).

NOTE 4 – TRANSACTION WITH INTERESTED RELATED PARTIES

1.	In October 2003 the Company entered into a contract with a proportionally consolidated company for the supply of a Learnmate platform, in consideration of US $850 thousand. The platform was supplied until March 2004.

Accordingly, in the first quarter of 2004 the income (50%) from this contract was included in the total amount of US $425 thousand.

2.	In July 2004 the Company entered into a contract with Yaskawa Electric Corporation (“YEC”) for the supply of an E-learning system in consideration of 750 thousand US dollars The system will be supplied gradually during several quarters.

The Company and YEC own 50% each of the share capital of a proportionally consolidated company Yaskawa Eshed Technology Ltd. (“YET”).

In the third quarter of 2004, the revenues from this contract were included in the total amount of US $288 thousand.

3.	The Board of Directors of a proportionally consolidated company approved on July 7, 2004 a distribution of dividend to the Company’s shareholders in the amount of US $800 thousand. The net dividend received by the Company amounted to US $346 thousand.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NOTE 5 – FINANCIAL INFORMATION IN REGARD TO BUSINESS SEGMENTS

	For the nine months ended September 30, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts (*)

Revenues from customers	34,219	7,463	-	-	41,682
Inter segment revenues	-	86	-	(86)	-

	34,219	7,549	-	(86)	41,682

Segment loss	(4,917)	(971)	(524)	-	(6,412)

	For the nine months ended September 30, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	U.S.$ (K)	U.S.$ (K)	U.S.$ (K)	U.S.$ (K)	U.S.$ (K)
	Adjusted amount for the Israeli CPI as of December 2003

Revenues from customers	7,635	1,665	-	-	9,300
Inter segment revenues	-	19	-	(19)	-

	7,635	1,684	-	(19)	9,300

Segment loss	(1,097)	(216)	(117)	-	(1,430)

	For the nine months ended September 30, 2003
	Segment A	Segment B	Adjustments	Segment C	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Adjusted amount for the Israeli CPI as of December 2003

Revenues from customers	40,554	4,388	-	-	44,942
Inter segment revenues	5,825	111	-	(5,936)	-

	46,379	4,499	-	(5,936)	44,942

Segment loss	(5,518)	(2,013)	(4,158)	-	(11,689)

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NOTE 5 – FINANCIAL INFORMATION IN REGARD TO BUSINESS SEGMENTS (cont.)

	For the three months ended September 30, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts (*)

Revenues from customers	11,225	2,776	-	-	14,001
Inter segment revenues	-	12	-	(12)	-

	11,225	2,788	-	(12)	14,001

Segment loss	(243)	(269)	(97)	-	(609)

	For the three months ended September 30, 2003
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Adjusted amount for the Israeli CPI as of December 2003

Revenues from customers	16,482	1,510	-	-	17,992
Inter segment revenues	1,690	19	-	(1,709)	-

	18,172	1,529	-	(1,709)	17,992

Segment loss	(788)	(329)	(965)	-	(2,082)

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).